Form 40-F/A
GLAMIS GOLD LTD
filed 2002-10-08
CIK 782819

U.S. SECURITIES AND EXCHANGE COMMISSION
 Washington D.C. 20549

Form 40-F/A

[Check One]
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001	Commission File Number 001-13475

Glamis Gold Ltd.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English (if applicable))

British Columbia, Canada
(Province or Other Jurisdiction of Incorporation or Organization)

1041
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

5190 Neil Road, Suite 310, Reno, Nevada 89502
(775) 827-4600
(Address and telephone number of Registrant’s principal executive offices)

Charles A Jeannes, Esq.
Senior Vice President, Administration, General Counsel and Secretary
Glamis Gold Ltd.
5190 Neil Road, Suite 310, Reno, Nevada 89502
(775) 827-4600
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

     Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.

83,283,462 Common Shares

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	No ☒

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

INTRODUCTORY NOTE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A. Undertaking
B. Consent to Service of Process
SIGNATURES
CERTIFICATIONS
EXHIBIT INDEX
Consent of KPMG
Consent of Mine Reserve Assoc.
Consent of James S. Voorhees
Certificate of the CEO
Certificate of the CFO

INTRODUCTORY NOTE

     By this Amendment Number 1 to the Annual Report on Form 40-F of Glamis Gold Ltd., the Registrant is correcting certain inadvertent, technical errors in its Form 40-F dated May 3, 2002, filed under cover of Form 6-K on May 3, 2002 and filing, pursuant to General Instruction D(9) of Form 40-F, Exhibit 3, the Consent of KPMG LLP, Chartered Accountants dated October 3, 2002 regarding the incorporation by reference of their report dated February 8, 2002 relating to the consolidated balance sheets of the Registrant as of December 31, 2001 and 2000 and the related consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years ended December 31, 2001, 2000 and 1999, Exhibit 4, the Consent of Mine Reserve Associates, Inc., Professional Engineers, dated October 3, 2002, regarding the verification of certain mineable reserves and contained ounces of the Registrant, and Exhibit 5, the Consent of James S. Voorhees, Professional Engineer, Chief Operating Officer of the Registrant, regarding the preparation of reports on the mineable reserves and contained ounces of the Registrant.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

     Registrant undertakes to make available, in person or by telephone, representatives to respond to inquires made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

     Registrant filed an Appointment of Agent for Service of Process and Undertaking on Form F-X on October 11, 2001 with respect to the class of securities in relation to which the obligation to file the Form 40-F arises, which Form F-X is incorporated herein by reference.

3

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 7, 2002	GLAMIS GOLD LTD.

	By:	/s/ C. Kevin McArthur

C. Kevin McArthur Chief Executive Officer

4

CERTIFICATIONS

     I, C. Kevin McArthur, certify that:

     1.     I have reviewed this annual report on Form 40-F/A of Glamis Gold Ltd.;

     2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

     3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report.

Date: October 7, 2002	By:	/s/ C. Kevin McArthur

C. Kevin McArthur Chief Executive Officer

CERTIFICATIONS

     I, Cheryl S. Maher, certify that:

     1.     I have reviewed this annual report on Form 40-F/A of Glamis Gold Ltd.;

     2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

     3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report.

Date: October 7, 2002	By:	/s/ Cheryl S. Maher

Cheryl S. Maher Chief Financial Officer

5

EXHIBIT INDEX

Exhibit Number	Document

1	Annual Information Form for the year ended December 31, 2001 (previously filed on Form 40-F, dated May 3, 2002, under cover of Form 6-K dated May 3, 2002)

2	Audited Comparative Consolidated Financial Statements of Glamis Gold Ltd., including the notes thereto, as of December 31, 2001 and 2000 and for each of the years in the three year period ended December 31, 2001, together with the auditor’s report thereon, and Management’s Discussion and Analysis of Financial Condition, Results of Operations and Liquidity for the fiscal year ended December 31, 2001, including a reconciliation to United States generally accepted accounting principles (previously filed on Form 6-K dated May 3, 2002)

3	Information Circular and Proxy Statement dated March 12, 2002 (previously filed on Form 6-K dated May 3, 2002)

4	Appointment of Agent for Service of Process and Undertaking on Form F-X (previously filed on October 11, 2001)

5	Consent of KPMG LLP, Chartered Accountants

6	Consent of Mine Reserve Associates, Inc., Professional Engineers

7	Consent of James S. Voorhees, Professional Engineer

8	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – C. Kevin McArthur

9	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Cheryl S. Maher

6