Form 40-F
period 2003-12-31
GLAMIS GOLD LTD
filed 2004-03-17
CIK 782819

U.S. Securities and Exchange Commission
Washington D.C. 20549

Form 40-F

[Check One]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003	Commission File Number 001-13475

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

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form	☑ Audited annual financial statements

     Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.

130,133,678 Common Shares

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	No ☑

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

A.	Undertaking

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

C.	Controls and Procedures

          The information provided under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Controls and Procedures,” contained in Exhibit 3 to this Annual Report on Form 40-F, is incorporated by reference herein.

D.	Principal Accountant Fees And Services

          KPMG LLP has served as the Company’s auditing firm since March 11, 1986. Fees billed by KPMG LLP and its affiliates during fiscal 2003 and fiscal 2002 were $604,840 and $658,000, respectively. The aggregate fees billed by the auditors in fiscal 2003 and fiscal 2002 are detailed below.

	Fiscal 2003		Fiscal 2002

Audit Fees	US$	296,933	US$	282,000
Audit Related Fees	US$	58,173	US$	139,000
Tax Fees	US$	242,935	US$	237,000
All Other Fees	US$	6,799	US$	nil

Total Fees	US$	604,840	US$	658,000

          The nature of each category of fees is as follows:

          Audit Fees:

          Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements.

          Audit-Related Fees:

          Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under the Audit Fees item above.

          Tax Fees:

          Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of original and amended tax returns; assistance with questions regarding tax audits; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation.

          All Other Fees:

          All other fees were paid for maintenance of a registered office.

          Pre-Approval Policies and Procedures:

          All services to be performed by the Company’s Independent Auditor must be approved in advance by the Audit Committee. The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimus non-audit services allowed by applicable law or regulation.

          Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

E.	Off-Balance Sheet Arrangements

          The information provided under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Commitments and Contingencies,” contained in Exhibit 3 to this Annual Report on Form 40-F, and the “Notes to Consolidated Financial Statements,” contained in Exhibit 2 to this Annual Report on Form 40-F, are each incorporated by reference herein.

F.	Tabular Disclosure of Contractual Obligations

          The information provided under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Commitments and Contingencies,” contained in Exhibit 3 to this Annual Report on Form 40-F, is incorporated by reference herein.

G.	Audit Committee

          The Company’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As of the date of this Report, the members of the Audit Committee include K.F. Williamson (Chairman), A.D. Rovig, and I.S. Davidson. The Company’s Board of Directors has determined (i) that none of its members sit on audit committees of more than three publicly traded companies and (ii) all the members of the Audit Committee are deemed independent, as that term is defined by the New York Stock Exchange’s corporate governance listing standards applicable to the Company. To review or obtain a copy of the Company’s Audit Committee Charter, see “Corporate Governance Documents Posted on Our Website.”

H.	Audit Committee Financial Expert

          The Company’s Board of Directors has determined that all of the members of the Company’s Audit Committee are “independent” within the meaning of applicable SEC regulations and the New York Stock Exchange’s corporate governance listing standards applicable to the Company. In addition, the Board has determined that Mr. K.F. Williamson — the Chair of the Audit Committee, is an “Audit Committee Financial Expert” within the meaning of SEC regulations relating to audit committees.

I.	Code of Ethics

          The Company has adopted a written amended and restated Code of Business Conduct and Ethics that applies to all directors, employees and officers. The Code of Business Conduct and Ethics includes, among other things, written standards for the Company’s principal executive officer, principal financial officer and principal accounting officer that are required by the SEC for a code of ethics applicable to such officers. To review or obtain a copy of the Company’s Code of Business Conduct and Ethics, see “Corporate Governance Documents Posted on Our Website.”

J.	Compensation and Nominating Committee

          The Company’s Board of Directors has a separately-designated standing Compensation and Nominating Committee for the purpose of, among other things, assisting the Board of Directors in identifying qualified individuals to become board of director members, in determining the composition of the board of directors and its committees, in monitoring a process to assess board and executive officer effectiveness, in evaluating the board and management, and to review and approve on an annual basis the evaluation process and compensation structure for the Company’s officers and directors. The Company’s Board of Directors has determined that its all the members of the Compensation and Nominating Committee are deemed independent, as that term is defined by the New York Stock Exchange’s corporate governance listing standards applicable to the Company. To review or obtain a copy of the Company’s Compensation and Nominating Committee Charter, see “Corporate Governance Documents Posted on Our Website.”

K.	Corporate Governance Committee

          The Company’s Board of Directors has a separately-designated standing Corporate Governance Committee for the purpose of, among other things, developing and recommending to the Board of Directors a set of corporate governance principles applicable to the Company, and to work with the Board of Directors in its annual review of the Board of Directors and its performance. The Company’s Board of Directors has determined that all the members of the Corporate Governance Committee are not deemed independent, as that term is defined by the New York Stock Exchange’s corporate governance listing standards applicable to the Company. To review or obtain a copy of the Company’s Corporate Governance Committee Charter, see “Corporate Governance Documents Posted on Our Website.”

L.	Contacting Non-Management Directors

          Stockholders or other interested persons wishing to communicate with the non-management directors may contact them at the following address: Non-Management Directors, c/o Corporate Secretary, Glamis Gold Ltd., 5190 Neil Road, Suite 310, Reno, Nevada 89502 or by e-mail at charlesj@glamis.com. Any such communications will be promptly distributed by the corporate secretary to the presiding director of the most recent executive session of the non-management directors, or to the specific non-management director named in the communication.

M.	Accounting Complaints

          The Company’s policy is to comply with all financial reporting and accounting regulations applicable to the Company. If any employee, officer or director of the Company has concerns or complaints regarding questionable accounting or auditing matters of the Company (including the Company’s internal accounting controls), then he or she is encouraged to submit those concerns or complaints directly to the Audit Committee of the Board of Directors. Such submissions to the Audit Committee, which may be made on a confidential, anonymous basis or otherwise, may be directed to the attention of the Chairman of the Audit Committee by mail at Glamis Gold Ltd., 5190 Neil Road, Suite 310, Reno, Nevada 89502. If so requested, the Audit Committee will, subject to its duties arising under applicable law, regulations and legal proceedings, endeavor to treat such submissions confidentially. The Company shall retain copies of any such complaint as required by New York Stock Exchange or U.S. Securities and Exchange Commission rules and regulations.

N.	Company Corporate Governance Practices

          There are no significant differences, except as otherwise set forth in this section, in the corporate governance practices of the Company and those followed by U.S. domestic companies listed on the New York Stock Exchange. Although the Company’s Compensation and Nominating Committee is comprised entirely of independent directors, the members of the Company’s separate Corporate Governance Committee are not all deemed to be independent directors, as would otherwise be required of U.S. domestic companies listed on New York Stock Exchange.

O.	Corporate Governance Documents Posted on Our Website

          The Company makes available on its website at www.glamis.com (i) its Corporate Governance Guidelines, (ii) its Code of Business Conduct and Ethics (including any waivers therefrom granted to executive officers or directors) and (iii) the charters of the Audit, Compensation and Nominating, and Corporate Governance committees of its Board of Directors. The Company’s Code of Business Conduct and Ethics applies to all of the Company’s employees, officer and directors, including its Chairman, Chief Executive Officer and Chief Financial Officer. The Company will post on its website amendments to or waivers from its Code of Business Conduct and Ethics for executive officers, the principal accounting officer or directors, in accordance with applicable laws and regulations. These documents are available without charge to any person who requests them by writing to the Secretary of the Company at:

Glamis Gold Ltd. 5190 Neil Road, Suite 310 Reno, Nevada 89502

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 8, 2004	GLAMIS GOLD LTD.

	By:	/s/ C. Kevin McArthur C. Kevin McArthur Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Document

1	Annual Information Form for the year ended December 31, 2003.

2	Audited Comparative Consolidated Financial Statements of Glamis Gold Ltd., including the notes thereto, as of December 31, 2003 and 2002 and for each of the years in the three year period ended December 31, 2003, including a reconciliation to United States generally accepted accounting principles, and together with the auditor’s report thereon.

3	Management’s Discussion and Analysis of Financial Condition, Results of Operations.

4	Information Circular and Proxy Statement dated March 1, 2003.

5	Appointment of Agent for Service of Process and Undertaking on Form F-X (previously filed on November 13, 2002 and incorporated herein by reference hereto).

6	Consent of KPMG LLP, Chartered Accountants.

7	Consent of Mine Development Associates, Professional Engineers.

8	Consent of Mine Reserves Associates, Inc., Professional Engineers.

9	Consent of James S. Voorhees, Professional Engineer.

10	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

11	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

12	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.