Form 40-F
period 2004-12-31
GLAMIS GOLD LTD
filed 2005-03-24
CIK 782819

U.S. Securities and Exchange Commission

Washington D.C. 20549

Form 40-F

[Check One]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004	Commission File Number 001-13475

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange Toronto Stock Exchange

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

130,863,953 Common Shares

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

     As of December 31, 2004, an evaluation was carried out, under the supervision of and with the participation of the Registrant’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedure were effective. There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal controls over financial reporting.

D.	Principal Accountant Fees And Services

     KPMG LLP has served as the Company’s auditing firm since March 11, 1986. Fees billed by KPMG LLP and its affiliates during fiscal 2004 and fiscal 2003 were $801,800 and $604,800, respectively. The aggregate fees billed by the auditors in fiscal 2004 and fiscal 2003 are detailed below.

	Fiscal 2004		Fiscal 2003
Audit Fees	US$	329,000	US$	296,900
Audit Related Fees	US$	207,700	US$	58,200
Tax Fees	US$	265,100	US$	242,900
All Other Fees	US$	—	US$	6,800

Total Fees	US$	801,800	US$	604,800

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

F.	Tabular Disclosure of Contractual Obligations

     The information provided under the heading “Management’s Discussion and Analysis – Commitments and Contingencies,” contained in Exhibit 3 to this Annual Report on Form 40-F, is incorporated by reference herein.

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

Date: March 21, 2005	GLAMIS GOLD LTD.

	By:	/s/ C. Kevin McArthur

C. Kevin McArthur Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Document
1	Annual Information Form for the year ended December 31, 2004 dated March 11, 2005

2	Audited Comparative Consolidated Financial Statements of Glamis Gold Ltd., including the notes thereto, as of December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004, including a reconciliation to United States generally accepted accounting principles, and together with the auditor’s report thereon.

3	Management’s Discussion and Analysis dated March 11, 2005

4	Information Circular and Proxy Statement dated March 11, 2005.

5	Appointment of Agent for Service of Process and Undertaking on Form F-X (previously filed on November 13, 2002 and incorporated herein by reference hereto).

9	Material Contract – International Finance Corporation Term Loan

10	Material Contract – Bank of Nova Scotia Credit Facility

23.1	Consent of KPMG LLP, Chartered Accountants.

23.2	Consent of Mine Development Associates, Professional Engineers.

23.3	Consent of James S. Voorhees, Professional Engineer.

31.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

31.2	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.