Form 40-F
period 2005-12-31
GLAMIS GOLD LTD
filed 2006-03-15
CIK 782819

U.S. Securities and Exchange Commission
Washington D.C. 20549
Form 40-F
[Check One]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005	Commission File Number 001-13475
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
☐ Annual information form                     ☑ Audited annual financial statements
     Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.
131,918,803 Common Shares
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
Yes ☑                     Non ☐

Forward-Looking Statements and Safe Harbor
     Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained in this annual report on Form 40-F and the information and exhibits incorporated by reference herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” , “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis Gold Ltd. (the “Company”) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, the Company’s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors and information discussed under “Item 5 — Risk Factors” contained in Exhibit 1 to this annual report on Form 40-F, and incorporated by reference herein. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained herein and in the Company’s other filings incorporated by reference.
A.	Undertaking
     The Company undertakes to make available, in person or by telephone, representatives to respond to inquires made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
B.	Consent to Service of Process
     The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X on November 13, 2002 with respect to the class of securities in relation to which the obligation to file the Form 40-F arises, which Form F-X is incorporated herein by reference.
C.	Controls and Procedures
     The information provided under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Controls and Procedures,” contained in Exhibit 3 to this annual report on Form 40-F, is incorporated by reference herein. As of December 31, 2005, an evaluation was carried out, under the supervision of and with the participation of the Registrant’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedure were effective. There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this annual report on Form 40-F that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal controls over financial reporting.

D.	Principal Accountant Fees And Services
     KPMG LLP has served as the Company’s auditing firm since March 11, 1986. Fees billed by KPMG LLP and its affiliates during fiscal 2005 and fiscal 2004 were $831,623 and $803,058, respectively. The aggregate fees billed by the auditors in fiscal 2005 and fiscal 2004 are detailed below.

	Fiscal 2005		Fiscal 2004
Audit Fees	US$	544,626	US$	330,249
Audit Related Fees	US$	145,830	US$	207,717
Tax Fees	US$	141,167	US$	265,092
All Other Fees	US$	—	US$	—

Total Fees	US$	831,623	US$	803,058
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
F.	Tabular Disclosure of Contractual Obligations
     The information provided under the heading “Management’s Discussion and Analysis — Commitments and Contingencies,” contained in Exhibit 3 to this annual report on Form 40-F, is incorporated by reference herein.
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
     The Company’s Board of Directors has a separately-designated standing Compensation and Nominating Committee for the purpose of, among other things, assisting the Board of Directors in identifying qualified individuals to become board of director members, in determining the composition of the board of directors and its committees, in monitoring a process to assess board and executive officer effectiveness, in evaluating the board and management, and to review and approve on an annual basis the evaluation process and compensation structure for the Company’s officers and directors. The Company’s Board of Directors has determined that all the members of the Compensation and Nominating Committee are deemed independent, as that term is defined by the New York Stock Exchange’s corporate governance listing standards applicable to the Company. To review or obtain a copy of the Company’s Compensation and Nominating Committee Charter, see “Corporate Governance Documents Posted on Our Website.”
K.	Corporate Governance Committee
     The Company’s Board of Directors has a separately-designated standing Corporate Governance Committee for the purpose of, among other things, developing and recommending to the Board of Directors a set of corporate governance principles applicable to the Company, and to work with the Board of Directors in its annual review of the Board of Directors and its performance. The Company’s Board of Directors has determined that all the members of the Corporate Governance Committee are deemed independent, as that term is defined by the New York Stock Exchange’s corporate governance listing standards applicable to the Company. To review or obtain a copy of the Company’s Corporate Governance Committee Charter, see “Corporate Governance Documents Posted on Our Website.”
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

Date: March 15, 2006	GLAMIS GOLD LTD.
	By:	/s/ C. Kevin McArthur
C. Kevin McArthur
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Document
1	Annual Information Form for the year ended December 31, 2005.

2	Audited Comparative Consolidated Financial Statements of Glamis Gold Ltd., including the notes thereto, as of December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005, including a reconciliation to United States generally accepted accounting principles, and together with the auditor’s report thereon.

3	Management’s Discussion and Analysis.

4	Information Circular and Proxy Statement dated March 6, 2006.

*5	Appointment of Agent for Service of Process and Undertaking on Form F-X (previously filed with the Securities and Exchange Commission (“SEC”) on November 13, 2002 and incorporated by reference herein).

*9	Material Contract — International Finance Corporation Term Loan (incorporated by reference to Exhibit 9 of the Company’s Report on Form 40-F for the period ended December 31, 2004 and filed with the SEC on March 24, 2005).

*10	Material Contract — Bank of Nova Scotia Credit Facility (incorporated by reference to Exhibit 10 of the Company’s Report on Form 40-F for the period ended December 31, 2004 and filed with the SEC on March 24, 2005).
*11	Material Contract — Letter Agreement, dated February 23, 2006 with Western Silver Corporation (incorporated by reference to Exhibit 99.1 furnished on the Company’s Form 6-K dated February 2006 and filed with the SEC on March 6, 2006).

23.1	Consent of KPMG LLP, Chartered Accountants.

23.2	Consent of Mine Development Associates, Professional Engineers.

23.3	Consent of James S. Voorhees, Professional Engineer.

31.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

31.2	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Not filed herewith, but incorporated by reference. In accordance with the Rules and Regulations under the Securities and Exchange Act of 1934, reference is made to the document previously filed with the SEC.